SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F   ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated February 19, 2003, regarding appointment of new non-executive director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date	February 19, 2003	By:	/s/ Alan McCulloch
Alan McCulloch
Assistant Company Secretary

SCOTTISHPOWER APPOINTS NEW NON-EXECUTIVE DIRECTOR

ScottishPower is pleased today to announce the appointment of Nick Rose, Finance Director of Diageo, as a non-executive director with immediate effect.

Mr Rose, 45, has gained a wealth of international experience during a career spanning a number of senior financial posts in the global drinks sector. These include Finance Director of UDV and IDV and Group Controller and Treasurer of Grand Metropolitan. He has also worked in the United States for Ford in Detroit in areas such as portfolio management, corporate funding and capital structuring, experience of relevance and importance to ScottishPower.

ScottishPower Chairman Charles Miller Smith said: “We are delighted with this appointment. Nick Rose has wide experience in global financial management, particularly involving US businesses. His arrival brings skills and insights that will be very helpful.”

Further information:

Colin McSeveny	Group Media Relations Manager	+44 (0)141-636-4515
Andrew Jamieson	Head of Investor Relations	+44 (0)141-636-4527

19 February 2003